FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF - Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities	2

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In relation to the relevant event announced today, 13 March 2018, TELEFÓNICA EUROPE B.V., the Dutch subsidiary of Telefónica (the "Issuer"), has today priced and closed the terms and conditions of two issuances of Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities, with the subordinated guarantee of Telefónica, one of them for an aggregate nominal amount of 1,250 million euros subject to a call option exercisable by the Issuer from the 5.7 anniversary of the issuance date (the "5.7 Year Non-Call Securities") and the other for an aggregate nominal amount of 1,000 million euros subject to a call option exercisable by the Issuer from the 8.5 anniversary of the issuance date (the "8.5 Year Non-Call Securities" and together with the 5.7 Year Non-Call Securities, the "Securities").
The main terms and conditions of each of the issuances are as follows:
5.7 Year Non-Call Securities
The issue price of the 5.7 Year Non-Call Securities is established at 100% of their face value. The 5.7 Year Non-Call Securities will accrue interest at a rate of 3.000% annually as from (and including) the issue date up to (but excluding) 4 December 2023.
From (and including) 4 December 2023, the 5.7 Year Non-Call Securities will accrue a fixed rate of interest equal to the applicable 5 year Swap Rate plus a margin of:

•	2.451% per year as from 4 December 2023 up to (but excluding) 4 December 2028;

•	2.701% per year as from 4 December 2028 up to (but excluding) 4 December 2043; and

•	3.451% per year as from (and including) 4 December 2043.
8.5 Year Non-Call Securities
The issue price of the 8.5 Year Non-Call Securities is established at 100% of their face value. The 8.5 Year Non-Call Securities will accrue interest at a rate of 3.875% annually as from (and including) the issue date up to (but excluding) 22 September 2026.
From (and including) 22 September 2026, the 8.5 Year Non-Call Securities will accrue a fixed rate of interest equal to the applicable 8 year Swap Rate plus a margin of:

•	2.967% per year as from 22 September 2026 up to (but excluding) 22 September 2028;

•	3.217% per year as from 22 September 2028 up to (but excluding) 22 September 2046; and

•	3.967% per year as from (and including) 22 September 2046.

The Securities will have a face value per unit of 100,000 euros and will be perpetual, although they will be subject to a call option exercisable by the Issuer on certain dates and at any time upon the occurrence of certain circumstances as set out in the terms and conditions of the Securities. The Issuer may defer payment of the interest accrued on the Securities at its sole discretion (the "Deferred Interest") without triggering an event of default. The Deferred Interest will in turn accrue interest and will be payable at the option of the Issuer at any time or on an obligatory basis in certain circumstances as set out in the terms and conditions of the Securities.
The Securities will be governed by English Law, and it is envisaged that they will be listed and admitted to trading on the London Stock Exchange.
The issue is addressed exclusively at professional investors and eligible counterparties.
The Securities will be subscribed for and paid up on the closing date, which is envisaged to take place on or about 22 March 2018, subject to entering into a subscription agreement with the Joint Bookrunners and the rest of the agreements relating to the issue, and subject to compliance with the conditions set out in the subscription agreement.

Madrid, 13 March 2018.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, Australia, Canada or Japan.
The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 ("Securities Act"), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 13, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors